

$50,000
$40,000
$30,000
$20,000
$10,000
$0
8/31/94
9/30/94
9/95
9/96
9/97
9/98
9/99
9/00
9/01
9/02
9/03
Calvert Large Cap Growth Fund (A) - $24,003
Calvert Large Cap Growth Fund (I) - $25,642
S&P 500 Monthly Reinvest - $24,506
Lipper Multi-Cap Growth Funds Avg - $21,814